UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SWK HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Chris Haga

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

Robert B. Little

Gibson, Dunn & Crutcher LLP

2100 McKinney Avenue

Dallas, TX 75201

(214) 698-3260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300	Page 2 of 15

1.	Names of Reporting Persons Double Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 63,533,677 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 63,533,677 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,533,677 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 3 of 15

1.	Names of Reporting Persons Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,523,423 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,523,423 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,523,423 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 4 of 15

1.	Names of Reporting Persons Double Black Diamond, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000 Shares (issuable upon exercise of a warrant)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000 Shares (issuable upon exercise of a warrant)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 Shares (issuable upon exercise of a warrant)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483600300	Page 5 of 15

1.	Names of Reporting Persons Carlson Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.7%
14.	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 483600300	Page 6 of 15

1.	Names of Reporting Persons Asgard Investment Corp. II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 7 of 15

1.	Names of Reporting Persons Asgard Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 8 of 15

1.	Names of Reporting Persons Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,057,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483600300	Page 9 of 15

1.	Names of Reporting Persons Michael D. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 305,000 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 305,000 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,000 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 (“Amendment No. 1”), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 (“Amendment No. 2”), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 (“Amendment No. 3”), and as further amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on May 16, 2014 (“Amendment No. 4”), and as further amended by Amendment No. 5 to the Original Scheduled 13D filed with the SEC on June 23, 2014 (“Amendment No. 5”), and as further amended by Amendment No. 6 to the Original Schedule 13D filed with the SEC on July 16, 2013 (“Amendment No. 6,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, par value $0.001 per share, of SWK Holdings Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A total of approximately $88,456,913.26 was used by the Reporting Persons to acquire the Shares reported herein (other than the Shares beneficially held by Mr. Weinberg). With the exception of Mr. Weinberg, the source of funds used to make the purchases reported herein is the working capital of the Funds and margin borrowings described in the following sentence. A total of 7,701,674 Shares beneficially owned by Carlson Capital are held in commingled margin accounts, which may extend margin credit to Carlson Capital from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

The Issuer has granted to Mr. Weinberg a total of 305,000 shares of restricted stock in lieu of cash compensation for his service as a nonexecutive director of the Issuer and as such, no additional funds were used to acquire the shares of restricted stock.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following immediately prior to the final paragraph thereof:

On August 18, 2014, Carlson Capital entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer. Pursuant to the terms of the Purchase Agreement, on August 18, 2014, the Funds acquired 55,908,000 newly issued Shares for a purchase price of $1.37 per Share or an aggregate purchase price of $76,593,960 (the “Initial Closing”).

The Purchase Agreement provides that the Issuer will conduct a rights offering (the “Rights Offering”) as promptly as reasonably practical after the Initial Closing. The Rights Offering will be substantially on the terms set forth in the registration statement on Form S-1 filed by the Issuer with the SEC on February 13, 2014, as the same has been (and as it may be) amended and supplemented (including each amendment and supplement thereto, the “Registration Statement”). The Funds will have the right to participate in the Rights Offering on the same terms as all other stockholders, including with respect to the subscription price. However, the Funds agreed that they would exercise only that number of rights they receive in the Rights Offering which represents the number of rights they would have received if the rights had been distributed on the day immediately preceding the Initial Closing.

Double Black Diamond, L.P. (“DBD LP”) has agreed to serve as the standby purchaser with respect to the Rights Offering and will generally have the right to purchase any unsubscribed rights (other than rights the Funds have agreed not to exercise as described above).

The Purchase Agreement further provides that, following the consummation of the Rights Offering, the Funds will purchase a number of newly issued additional Shares such that (after taking into account the Initial Closing and the closing of the Rights Offering, including any Shares purchased by any Reporting Persons other than Mr. Weinberg) the Reporting Persons other than Mr. Weinberg will own a number of Shares equal to 69% of the outstanding Shares on a fully diluted basis.

In connection with the transactions described above, the Issuer has agreed to reimburse Carlson Capital for up to $900,000 in transaction expenses.

In connection with the Purchase Agreement, the Issuer and the Funds entered into a Stockholders’ Agreement, dated as of August 18, 2014 (the “Stockholders’ Agreement”) pursuant to which, among other things, the Issuer granted the Funds approval rights with respect to certain transactions, including with respect to the incurrence of indebtedness over specified amounts, the sale of assets over specified amounts, declaration of dividends, loans, capital contributions to or investments in any third party over specified amounts, changes in the size of the board of directors or changes in the Issuer’s CEO. In addition, the Funds agreed that until the earlier of the fifth anniversary of the Initial Closing or the date they (and their affiliates) own less than 40% of the outstanding Shares they (and their affiliates) will not increase their voting percentage in the Issuer to greater than 76% or cause the Issuer to engage in any buybacks in excess of 3% of the then outstanding Shares without offering to acquire all of the then-outstanding Shares at the same price and on the same terms and conditions. The Funds further agreed that, until the earlier of the fifth anniversary of the Initial Closing or the date they (and their affiliates) own less than 40% of the outstanding Shares, they will not sell Shares to any purchaser that would result in such purchaser having a voting percentage in the Issuer in excess of 40% (and with neither the Funds and their affiliates nor any other holder of Shares and its affiliates holding a voting percentage in excess of 40%) unless the purchaser contemporaneously makes a binding offer to acquire all of the then-outstanding Shares, at the same price and on the same terms and conditions as the purchase of Shares from the Funds. The Funds also agreed that, until the earlier of the eighth anniversary of the Initial Closing or the date they (and their affiliates) own less than 40% of the outstanding Shares, the Funds will not engage in a transaction as described in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, without offering to acquire all of the then-outstanding Shares at the same price and on the same terms and conditions. Additionally, until the earlier of the eighth anniversary of the Initial Closing or the date they (and their affiliates) own less than 40% of the outstanding Shares, the Funds agreed to maintain at least two directors who are not affiliates of the Funds or the Issuer (the “Non-Affiliated Directors”), and agreed that any related party transaction or deregistration of the Shares from SEC reporting requirements requires the approval of the Non-Affiliated Directors. The Stockholders’ Agreement also contains a right for the Funds to serve as the exclusive standby purchaser for any additional rights offerings prior to September 6, 2016, and a pre-emptive right to purchase their pro rata share of any additional offerings other than such rights offerings by the Issuer prior to such date.

The Stockholders’ Agreement also provides that, until the second anniversary of the Initial Closing, the Issuer will not seek, negotiate or consummate any sale of Shares (with certain customary exceptions), except through one or more rights offerings substantially on the same structural terms as the Rights Offering. In addition, the Funds agreed that until the earlier of the fifth anniversary of the Initial Closing or the date they (and their affiliates) own less than 40% of the outstanding Shares, they would provide support to the Issuer in various ways, including with respect to sourcing financing and other business opportunities.

In connection with the Purchase Agreement, William Clifford, Michael Margolis and John Nemelka resigned from the Issuer’s board of directors, and the Issuer appointed Christopher W. Haga, D. Blair Baker and Edward B. Stead to fill the vacancies created by such resignations. Mr. Haga is a portfolio manager at Carlson Capital. In light of this reconstitution of the board, the Funds and certain of their affiliates withdrew the Nomination Letter and no long intend to solicit proxies for the election of the Nominees.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 15 hereto, which exhibit is incorporated by reference in its entirety in this Item 4. The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders’ Agreement, a copy of which is attached as Exhibit 16 hereto, which exhibit is incorporated by reference in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer

Paragraphs (a)–(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on August 18, 2014, Carlson Capital beneficially owned an aggregate of 69,057,100 Shares (including a warrant to purchase 1,000,000 Shares), constituting approximately 69.7% of the Shares outstanding. Mr. Weinberg may be deemed to beneficially own an aggregate of 305,000 Shares, constituting approximately 0.3% of the Shares outstanding based upon his ownership of (i) 200,000 shares of restricted stock that fully vested upon the Initial Closing, (ii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on January 31, 2012 as compensation for his service as a director of the Issuer, that fully vested on January 31, 2013, (iii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on March 14, 2013 as compensation for his service as a director of the Issuer, that fully vested on January 31, 2014, and (iv) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on January 31, 2014 as compensation for his service as a director of the Issuer, that fully vested upon the Initial Closing.

The aggregate percentages of Shares reported herein are based upon an aggregate number of 99,082,894 Shares outstanding, which is the sum of (i) 43,174,894 Shares issued and outstanding as of May 9, 2014 as reported in the Issuer’s quarterly report on Form 10-Q for the period ended March 31, 2014, filed on May 14, 2014, plus (ii) 55,908,000 Shares issued pursuant to the Purchase Agreement.

(b) Carlson Capital, Asgard II, Asgard and Clint D. Carlson have the power to vote and direct the disposition of (i) 4,523,423 Shares reported herein as beneficially owned by Offshore, (ii) 63,533,677 Shares reported herein as beneficially owned by Double Offshore and (iii) 1,000,000 Shares issuable upon exercise of a warrant reported herein as beneficially owned by DBD LP. Subject to the vesting requirements described herein, Mr. Weinberg has the power to vote and direct the disposition of the 305,000 shares of restricted stock beneficially owned by him.

(c) Other than as described herein, no transactions were effected by the Reporting Persons in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

On August 18, 2014, the Issuer and Carlson Capital entered into the Purchase Agreement, as more fully described in Item 4 hereof.

On August 18, 2014, the Issuer and the Funds entered into the Stockholders’ Agreement, as more fully described in Item 4 hereof.

Pursuant to the Purchase Agreement, on August 18, 2014, the Issuer, the Funds and DBD LP terminated the Voting Agreement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 15 hereto, which exhibit is incorporated by reference in its entirety in this Item 6. The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders’ Agreement, a copy of which is attached as Exhibit 16 hereto, which exhibit is incorporated by reference in its entirety in this Item 6.

Item 7. Materials to be Filed as Exhibits

The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 15	Purchase Agreement, dated as of August 18, 2014

Exhibit 16	Stockholders’ Agreement, dated as of August 18, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2014

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND, L.P.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Michael D. Weinberg
Michael D. Weinberg